

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4631

January 19, 2010

<u>**Via U.S. mail**</u>

Mr. Kent B. Guichard
President and Chief Executive Officer
American Woodmark Corporation
3102 Shawnee Drive
Winchester, Virginia 22601

      **RE: American Woodmark Corporation
           Form 10-K for the fiscal year ended April 30, 2009
           Definitive Proxy Statement on Schedule 14A
           Form 10-Q for the quarter ended October 31, 2009
           File No. 000-14798**

Dear Mr. Guichard:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A filed on June 30, 2009

Compensation Discussion and Analysis, page 9
Annual Cash Bonus, page 11

1.   In future filings, please disclose more detailed information regarding your annual
        cash bonus program. Specifically, please disclose the predetermined threshold
        level of net income you require before any annual cash bonuses are paid out.
        Please further explain, in both quantitative and qualitative terms, the difference
        between "superior performance" and targeted performance levels so that the
        reader can fully understand the distinctions you make between past and current
        performance goals. Also, please disclose the net income target levels for 2007,
        2008 and 2009 as well as the actual net income achieved during those years.
        Please show us what these disclosures will look like. Please refer to
        Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of
        the information would result in competitive harm such that you may omit the
        information under Instruction 4 to Item 402(b) of Regulation S-K, please provide
        a detailed explanation supporting your conclusion. Please refer also to Question
        118.04 of the Regulation S-K Compliance and Disclosure Interpretations
        available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-
        kinterp.htm.

2.   We note your disclosure in footnote 1 of the Grants of Plan-Based Awards in
        Fiscal 2009 on page 16. We also note your disclosure in the last paragraph on
        page 19. In future filings, please disclose in this section the performance
        objectives triggering a target payout and the performance objectives that trigger a
        maximum payout under the annual bonus program for each named executive
        officer. Please show us how you plan to disclose this information in the future.

3.   In future filings, please disclose in both quantitative and qualitative terms the
        respective organizational and individual goals Messrs. Wolk and Dunston must
        attain to receive the 30% portion of their annual cash bonus amounts. Please
        further disclose how you determine whether the entire 30% is awarded for each
        named executive officer, including a discussion of any particular weighting you
        assign to each organizational or individual goal. See Item 402(b)(2)(vii) of
        Regulation S-K. Please show us how you plan to disclose this information in the
        future.

4.   You refer to both "earnings" and "net income" to describe the company
        performance targets used in fiscal years 2006, 2007, 2008 and 2009. Please tell
        us whether you are using these terms interchangeably to refer to the same
        performance metric. Please revise future filings accordingly as necessary to
        provide clarity in this regard.

Shareholder Value Units, page 12

5.   We note your disclosure in footnote 2 of the Grants of Plan-Based Awards in Fiscal 2009 on page 16. In future filings, please disclose in this section the factors or performance targets triggering threshold, target and maximum payouts under the shareholder value plan for each named executive officer. Please show us how you plan to disclose this information in the future.

Employment Agreements and Post-Employment Compensation Arrangements, page 19

6.   We note your disclosure in the first paragraph on page 20. In future filings, please explain why you determined to provide a longer severance pay period and a greater bonus payment percentage with respect to Mr. Guichard. See Item 402(j)(3) of Regulation S-K.

Certain Transactions, page 27

7.   In future filings, please disclose whether your policies and procedures for the review and approval of related party transactions are in writing. See Item 404(b)(1)(iv) of Regulation S-K.

Form 10-Q for the quarter ended October 31, 2009

Liquidity and Capital Resources, page 16

8.   We note your disclosure in the second paragraph that you recently terminated the Amended and Restated Credit Agreement with Bank of America, N.A. and entered into a revolving credit agreement with Wells Fargo Bank, N.A. in December 2009. In future filings, please disclose whether you are in compliance with the material financial covenants in the new credit agreement as well as any other material financial covenants contained in other loan agreements. For any material financial covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This disclosure will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or, in her absence, myself at (202) 551-3760 if you have any questions.

Sincerely,

Pamela Long
Assistant Director